COMPUTERSHARE
COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

June 14, 2001

To: The Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AVINO SILVER AND GOLD MINES LTD.

We confirm that the following material was sent by pre-paid mail on June 13, 2001, to the registered shareholders of the subject Corporation:

1.	Notice and Annual General Meeting/Information Circular/Financial Statements as at January 31, 2001 and 2000

2. Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material, were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Mita Garcia”
Assistant Account Manager
Stock Transfer, Client Services
Telephone (604) 661-9420
Fax (604) 683-3694